UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Tallgrass Energy, LP
(Name of Issuer)

Class A Shares Representing Limited Partner Interests
(Title of Class of Securities)

874696107
(CUSIP Number)

Celine Loh	Toh Tze Meng
GIC Private Limited	GIC Private Limited
168, Robinson Road	168, Robinson Road
#37-01, Capital Tower	#37-01, Capital Tower
Singapore 068912	Singapore 068912
+65 6889 8888	+65 6889 8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.: 874696107		Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
GIC PRIVATE LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
124,307,584

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
124,307,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,307,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.42% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 279,852,537 Class A Shares outstanding, which takes into account the number of TE Units that may be deemed to be beneficially owned by the Reporting Persons, which are exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (defined in Item 6 below).

SCHEDULE 13D
CUSIP No.: 874696107		Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
GIC SPECIAL INVESTMENTS PTE. LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
124,307,584

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
124,307,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,307,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.42% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 279,852,537 Class A Shares outstanding, which takes into account the number of TE Units that may be deemed to be beneficially owned by the Reporting Persons, which are exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (defined in Item 6 below).

SCHEDULE 13D
CUSIP No.: 874696107		Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
JASMINE VENTURES PTE. LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
124,307,584

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
124,307,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,307,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.42% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 279,852,537 Class A Shares outstanding, which takes into account the number of TE Units that may be deemed to be beneficially owned by the Reporting Persons, which are exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (defined in Item 6 below).

SCHEDULE 13D
CUSIP No.: 874696107		Page 5 of 7 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the Class A Shares Representing Limited Partner Interests (the “Class A Shares”) of Tallgrass Energy, LP, a Delaware limited partnership (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 14, 2019 (the “Original 13D”).  Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended by inserting the following information at the end of Item 3:

The consideration for the Class A Shares purchased by the Prairie Secondary Acquirors was obtained through capital contributions from their partners.

The information in Schedule 1 attached hereto is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (b) of the Original 13D is hereby amended and restated as follows:

(a) – (b) Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 279,852,537 Class A Shares outstanding, which takes into account the number of TE Units that may be deemed to be beneficially owned by the Reporting Persons, which are exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (defined in Item 6 below).

The aggregate number and percentage of Class A Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Class A Acquiror directly holds 21,751,018 Class A Shares.

Up-C Acquiror 1 directly holds 98,067,182 Class B Shares and a corresponding number of TE Units, and Up-C Acquiror 2 directly holds 2,587,939 Class B Shares and a corresponding number of TE Units.

Secondary Acquiror 1 directly holds 773,510 Class A Shares, and Secondary Acquiror 2 directly holds 1,127,935 Class A Shares.

Jasmine has limited partnership interests in a partnership that indirectly wholly-owns all of the limited partnership interests in the Class A Acquiror and has limited partnership interests in Secondary Acquiror I (defined in Item 6 below) and, as described further in Item 6 of this Schedule 13D, has certain rights with respect to the Class A Shares held by the Acquirors and the Prairie Secondary Acquirors (defined in Item 6 below).  Jasmine is controlled and managed by GIC SI, which is a wholly owned subsidiary of GIC.  In such capacities, each of GIC SI and GIC shares with Jasmine the power to vote and dispose of the Class A Shares deemed to be beneficially owned by Jasmine.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the Class A Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such Class A Shares and any assertion or presumption that it or he and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”

SCHEDULE 13D
CUSIP No.: 874696107		Page 6 of 7 Pages

By virtue of the Equityholders Agreement (defined in Item 6 below), the Reporting Persons, The Blackstone Group L.P. and certain of its affiliates, including Blackstone Infrastructure Associates L.P. (“Blackstone Infrastructure”), the Acquirors, and the Prairie Secondary Acquirors, to the extent they beneficially own Class A Shares, (collectively, “Blackstone”), and Enagas Holding USA, S.L.U. and certain of its affiliates (“Enagas”), may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act (collectively, Blackstone and Enagas are referred to as the “Separately Reporting Persons”). However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons, or any of the Separately Reporting Persons are members of any such group. Each of the Separately Reporting Persons has separately made a Schedule 13D filing reporting the Class A Shares they may be deemed to beneficially own. Collectively, the Reporting Persons and the Separately Reporting Persons beneficially own an aggregate of 124,307,584 Class A Shares, representing approximately 44.42% of the outstanding Class A Shares. Each Reporting Person disclaims beneficial ownership of the Class A Shares that may be deemed to be beneficially owned by the Separately Reporting Persons.

Item 5(c) of the Original 13D is hereby amended by inserting the following information at the end of Item 5(c)

Except as set forth in Schedule 1 attached hereto, none of the Reporting Persons and, to the best of their knowledge, none of the executive officers or directors of the Reporting Persons, has effected any transactions in the Class A Shares since the filing of the Original 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original 13D is hereby amended as follows:

The information under the heading “10b5-1 Purchase Plan and Secondary Acquirors” is hereby amended by inserting the following sentence at the end of the second paragraph:

On May 9, 2019, the Prairie Secondary Acquirors terminated the 10b5-1 Purchase Plan.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh
Name:	Celine Loh
Title:	Senior Vice President

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President

GIC SPECIAL INVESTMENTS PTE. LTD.

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title:	Director

JASMINE VENTURES PTE. LTD.

By:	/s/ Ankur Meattle
Name:	Ankur Meattle
Title:	Director

May 13, 2019

SCHEDULE 1

Trading History

The below reflects the transactions in Class A Shares effected by the Reporting Persons since the filing of the Original 13D. Unless otherwise noted, all transactions occurred in the open market.

Date	Class A Shares Purchased	Weighted Average Price per Class A Share		Purchaser
3/14/2019	44,545	$23.95	(1)	Prairie Secondary Acquiror LP
3/14/2019	64,955	$23.95	(1)	Prairie Secondary Acquiror E LP
3/15/2019	40,680	$24.14	(2)	Prairie Secondary Acquiror LP
3/15/2019	59,320	$24.14	(2)	Prairie Secondary Acquiror E LP
3/18/2019	30,510	$24.16	(3)	Prairie Secondary Acquiror LP
3/18/2019	44,490	$24.16	(3)	Prairie Secondary Acquiror E LP
3/19/2019	644	$24.49	(4)	Prairie Secondary Acquiror LP
3/19/2019	939	$24.49	(4)	Prairie Secondary Acquiror E LP
3/25/2019	285	$24.50	(5)	Prairie Secondary Acquiror LP
3/25/2019	415	$24.50	(5)	Prairie Secondary Acquiror E LP
3/27/2019	125,698	$23.76	(6)	Prairie Secondary Acquiror LP
3/27/2019	183,294	$23.76	(6)	Prairie Secondary Acquiror E LP
4/09/2019	18,835	$24.48	(7)	Prairie Secondary Acquiror LP
4/09/2019	27,466	$24.48	(7)	Prairie Secondary Acquiror E LP
4/10/2019	2,608	$24.49	(8)	Prairie Secondary Acquiror LP
4/10/2019	3,802	$24.49	(8)	Prairie Secondary Acquiror E LP
4/11/2019	10,912	$24.50	(9)	Prairie Secondary Acquiror LP
4/11/2019	15,911	$24.50	(9)	Prairie Secondary Acquiror E LP
4/17/2019	1,106	$24.49	(10)	Prairie Secondary Acquiror LP
4/17/2019	1,614	$24.49	(10)	Prairie Secondary Acquiror E LP
4/18/2019	51,908	$24.40	(11)	Prairie Secondary Acquiror LP
4/18/2019	75,692	$24.40	(11)	Prairie Secondary Acquiror E LP
4/22/2019	163	$24.49	(12)	Prairie Secondary Acquiror LP
4/22/2019	237	$24.49	(12)	Prairie Secondary Acquiror E LP

4/23/2019	5,314	$24.49	(13)	Prairie Secondary Acquiror LP
4/23/2019	7,750	$24.49	(13)	Prairie Secondary Acquiror E LP
4/24/2019	12,568	$24.49	(14)	Prairie Secondary Acquiror LP
4/24/2019	18,326	$24.49	(14)	Prairie Secondary Acquiror E LP
4/25/2019	28,923	$24.45	(15)	Prairie Secondary Acquiror LP
4/25/2019	42,177	$24.45	(15)	Prairie Secondary Acquiror E LP
4/26/2019	61,061	$24.47	(16)	Prairie Secondary Acquiror LP
4/26/2019	89,039	$24.47	(16)	Prairie Secondary Acquiror E LP
4/29/2019	45,155	$24.20	(17)	Prairie Secondary Acquiror LP
4/29/2019	65,845	$24.20	(17)	Prairie Secondary Acquiror E LP
4/30/2019	44,748	$24.15	(18)	Prairie Secondary Acquiror LP
4/30/2019	65,252	$24.15	(18)	Prairie Secondary Acquiror E LP
5/01/2019	48,962	$23.92	(19)	Prairie Secondary Acquiror LP
5/01/2019	71,396	$23.92	(19)	Prairie Secondary Acquiror E LP
5/02/2019	58,986	$23.77	(20)	Prairie Secondary Acquiror LP
5/02/2019	86,014	$23.77	(20)	Prairie Secondary Acquiror E LP
5/03/2019	34,741	$23.96	(21)	Prairie Secondary Acquiror LP
5/03/2019	50,659	$23.96	(21)	Prairie Secondary Acquiror E LP
5/06/2019	26,849	$24.15	(22)	Prairie Secondary Acquiror LP
5/06/2019	39,151	$24.15	(22)	Prairie Secondary Acquiror E LP
5/07/2019	29,493	$24.27	(23)	Prairie Secondary Acquiror LP
5/07/2019	43,007	$24.27	(23)	Prairie Secondary Acquiror E LP
5/08/2019	48,816	$24.22	(24)	Prairie Secondary Acquiror LP
5/08/2019	71,184	$24.22	(24)	Prairie Secondary Acquiror E LP

(1)
The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $23.79 to $24.085, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price set forth in the footnotes to this Schedule 1.

(2)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $23.89 to $24.44, inclusive.

(3)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $23.96 to $24.29, inclusive.

(4)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.39 to $24.50, inclusive.

(5)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.49 to $24.50, inclusive.

(6)
The Class A Shares acquired by the Prairie Secondary Acquirors on March 27, 2019 were issuable by the Issuer to certain members of the Issuer’s management in connection with the accelerated vesting of incentive awards held by such persons upon the closing of the transactions contemplated by the Purchase Agreement, dated January 30, 2019, by and among Tallgrass Energy Holdings, LLC, Tallgrass Holdings, LLC, certain affiliates of the Reporting Persons, and other parties thereto. The Prairie Secondary Acquirors agreed to acquire these Class A Shares to provide the selling management members with liquidity consistent with what would have been provided if the incentive awards had been settled in cash.

(7)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.41 to $24.50, inclusive.

(8)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.46 to $24.50, inclusive.

(9)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.47 to $24.50, inclusive.

(10)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.41 to $24.50, inclusive.

(11)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.33 to $24.50, inclusive.

(12)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.45 to $24.50, inclusive.

(13)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.48 to $24.50, inclusive.

(14)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.46 to $24.50, inclusive.

(15)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.33 to $24.50, inclusive.

(16)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.28 to $24.50, inclusive.

(17)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.00 to $24.33, inclusive.

(18)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.01 to $24.34, inclusive.

(19)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $23.78 to $24.20, inclusive.

(20)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $23.62 to $23.90, inclusive.

(21)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $23.80 to $24.01, inclusive.

(22)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $23.77 to $24.30, inclusive.

(23)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $23.93 to $24.50, inclusive.

(24)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.05 to $24.50, inclusive.